United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces new composition of Audit and Risks Committee Rio de Janeiro, August 27, 2026 – Vale S.A. (“Vale” or “Company”) informs that its Board of Directors approved, on this date, the new composition of Vale’s Audit and Risks Committee (“Committee”). Ms. Heloísa Belotti Bedicks remains as Coordinator and assumes the position of Financial Expert, pursuant to the Committee’s internal regulations. Ms. Rachel de Oliveira Maia and Mr. Reinaldo Duarte Castanheira Filho remain as members. Mr. Manuel Lino Silva de Sousa Oliveira (“Ollie”) ceases to be a member of the Committee and continues to perform his duties as member and Chairman of the Company’s Board of Directors. Accordingly, the Committee remains composed entirely of independent members, now with a total of three members. The resumes of the directors who compose the Committee are available for consultation in the Company’s Reference Form, available on Vale’s website. Audit and Risks Committee The Committee is a statutory advisory body to the Board of Directors, and its main purpose is to oversee the quality and integrity of financial reports, compliance with legal, statutory and regulatory requirements, the adequacy of risk management processes, and the activities of internal and independent auditors. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 27, 2026		Director of Investor Relations